SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2017

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒         Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

-	Press Release dated July 28, 2017
-	Press Release dated July 28, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Roberto Ulissi
Title:	Corporate Affairs and
Governance - SEVP

Date: July 31, 2017

Registered Head Office,
Piazzale Enrico Mattei, 1
00144 Rome
Tel. +39 06598.21
www.eni.com
San Donato Milanese

July 28, 2017

Eni results for the second quarter and half year 2017

Key operating and financial results

IQ 17			IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
53.78	Brent dated	$/bbl	49.83	45.57	9	51.81	39.73	30
1.065	Average EUR/USD exchange rate		1.101	1.129	(2)	1.083	1.116	(3)
1,795	Hydrocarbon production	kboe/d	1,771	1,715	3	1,783	1,734	3
1,834	Adjusted operating profit (loss) (a)	€ million	1,019	188	..	2,853	771	..
1,415	of which: E&P		845	355	..	2,260	450	..
338	G&P		(146)	(229)	36	192	56	..
189	R&M and Chemicals		352	156	..	541	333	62
744	Adjusted net profit (loss) (a)		463	(317)	..	1,207	(315)	..
0.21	- per share (€)		0.13	(0.09)		0.34	(0.09)	..
965	Net profit (loss) (b)		18	(446)	..	983	(829)	..
0.27	- per share (€)		..	(0.12)		0.27	(0.23)	..
2,597	Adjusted cash flow from operations (c)		2,284	1,004	..	4,881	2,477	97
1,932	Net cash flow from operations		2,706	1,730	56	4,638	3,100	50
2,867	Capital expenditure (d)		2,106	2,452	(14)	4,973	6,031	(18)
14,931	Net borrowings		15,467	13,814	12	15,467	13,814	12
0.28	Leverage	%	0.32	0.26		0.32	0.26

(a)	Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 15.
(b)	Attributable to Eni's shareholders - continuing operations.
(c)	Non GAAP measure. Net cash flow from operations before changes in working capital and excluding inventory holding gains or losses.
(d)	Include capital contribution to equity accounted entities.

Yesterday, Eni’s Board of Directors approved the Group results for the second quarter and the first half 2017 (unaudited). Commenting on the results, Claudio Descalzi, CEO of Eni, remarked:

“In the first half of 2017, Eni produced strong results, confirming the soundness of our strategy.  We began production of three major offshore projects in Ghana, Angola and Indonesia achieving a record time-to-market and underscoring the robustness of our development model. We also continued our success in exploration, where we discovered 500 million barrels of new resources in the first half. Total production also grew by around 200 kboe/d or over 6% year-on-year, continuing the upward trend seen in recent months. In addition, at the end of the year production will begin at Zohr.

These results have been achieved while maintaining an extremely efficient spending structure, which will reduce capex by about 18% compared to 2016, according to our plan. The Gas, R&M and Chemicals businesses continue to deliver results above expectations: in particular, Chemicals achieved a record result of over €300 million in EBIT, a sign that our efforts to boost and reposition the portfolios products as well as our research efficiency are bearing fruit.

These achievements have enabled us to generate around €5 billion of organic cash, with a free cash flow of €700 million, despite the volatile environment. Therefore, we are able to confirm our goal of funding capital investments and the dividend from organic sources. On this basis, I will propose an interim dividend of €0.40 per share to the Board of Directors, on September 14.”

Highlights

Exploration & Production

•	Hydrocarbon Production: up by 3.3% to 1.77 million boe/d in the quarter; up by 5.2% excluding negative price effects of PSAs and OPEC cuts (up by 6.1% in the first half 2017).

•	Started operations from the OCTP gas project offshore Ghana and the Jangkrik offshore complex in Indonesia, in a record time-to-market, confirming the value of Eni’s development model, which strives for continuous improvement.

•	Additional production from start-ups and ramp-ups: 192 kboe/d added in the first half of 2017.

•	In Area 4 offshore Mozambique the Coral South LNG project entered the execution phase with the signing of the construction contract for the Floating LNG unit and finalization of project financing agreements.

•	Restarted operations at the Val d’Agri Oil Center following the finalization of all necessary HSE remediation measures as required by the relevant authorities. Production is already at plateau.

•	Successfully drilled two wells in the Amoca discovery offshore Mexico, boosting the resource estimate of Area 1 to 1.3 billion barrels of oil equivalent in place. The definition of the development plan is expected this year.

•	Additional exploration successes achieved in Libya, Indonesia and Norway; 0.5 billion boe of additions to the Company’s reserve backlog in the first half of 2017.

•	Acquired new leases in Cyprus, Ivory Coast and Norway, for a total acreage of approximately 11,000 square kilometers.

•	Ongoing progress at the Zohr project: 80% finalized, start-up confirmed by the end of 2017.

•	E&P adjusted operating profit more than doubled to €0.85 billion in the second quarter; a fivefold increase to €2.26 billion for the first half of 2017.

Gas & Power

•	Finalized the disposal of the Belgian retail business in July 2017.

•	G&P adjusted operating result: reported a 36% improvement vs the second quarter of 2016 in a tipically weak quarter due to seasonality; in the first half of 2017, adjusted operating profit more than tripled y-o-y to €192 million (up €136 million).

Refining & Marketing and Chemicals

•	Confirmed refining breakeven margin below 4 $/barrel on average for the FY.

•	R&M adjusted operating profit: €165 million in the second quarter, almost four times greater than the same period in 2016, notwithstanding the partial shutdown of the Sannazzaro refinery (€231 million for the first half, up 110%).

•	Record adjusted operating profit achieved by the Chemical business: €187 million in the second quarter 2017, up by 67% y-o-y, the highest level ever; €310 million in the first half (up by 39%).

Group results

•	Adjusted operating profit: a fivefold increase in the second quarter of 2017 to €1.02 billion (up €0.83 billion y-o-y); an almost fourfold increase in the first half of 2017 to €2.85 billion (up €2.08 billion y-o-y).

•	Adjusted net profit: €0.46 billion in the quarter, €1.21 billion for the first half of 2017 compared to net losses reported in the 2016 comparative periods.

•	Net profit: almost at breakeven in the quarter (€0.98 billion in the first half of 2017).

•	Strong cash generation: €2.71 billion in the second quarter, up by 56% y-o-y; €4.64 billion in the first half of 2017 (up by 50%).

•	Doubled the adjusted cash flow from operations before changes in working capital at replacement cost (€2.28 billion and €4.88 billion in the second quarter and the first half of 2017, respectively).

•	Capex: €4.97 billion in the first half of 2017 (€4.27 billion on a pro-forma[1] basis), peak expenditure for the year due to the completion of large projects which started production in the first half of 2017, as scheduled. Self-financing ratio of pro-forma capex at approximately 110%.

•	Free cash flow: €700 million to fund the cash dividend.

•	Disposals agreed in the first half of 2017 of €2.9 billion, approximately 60% of the minimum target planned for the 2017-2020 four-year period.

•	Net debt: €15.5 billion; expected to decrease y-o-y following the closing of the disposals underway.

•	Leverage at June 30, 2017: 0.32 compared to 0.28 at December 31, 2016, well below the 0.30 threshold at year end based on Eni’s scenario assumptions, driven by cash flow from operations and disposals.

•	2017 interim dividend proposal: €0.40 per share.

Outlook

Exploration & Production

Confirmed the 2017 target of 0.8 bln boe of new resources, at a unitary discovery cost of approximately 1 $/bbl.

Confirmed FY production target of 1.84 mln boe/d (up by 5% from 2016) leveraging on new project start-ups (Indonesia, Angola and Ghana) and ramp-ups of fields entered into operations in 2016, mainly in Kazakhstan, Egypt and Norway. The unexpected shutdown of Val d’Agri, which lasted almost a full quarter and the impact of OPEC cuts, will be absorbed by the implementation of other initiatives to optimize production, as well as by the earlier than planned start-up of the large projects in Angola, Indonesia and Ghana.

Gas & Power

Confirmed structural positive results from 2017.

Confirmed cost position improvements by leveraging on long-term supply contracts revision already finalized in large part in the first half of the year.

Eni plans to retain market share in the large customers and retail segments, increasing the value of the existing customer base by developing innovative commercial initiatives, integrating services and optimizing operations.

1 Net of reimbursement of capex relating to asset disposals and advances made by the Egyptian partners in the Zohr project, see page 12.

Refining & Marketing and Chemicals

Confirmed the target of refining breakeven margin at 3 $/barrel in 2018.

Refinery intakes on own account are expected to decrease slightly y-o-y due to the downtime of certain assets at the Sannazzaro refinery and of the Taranto refinery, partially offset by higher volumes at Livorno and Milazzo refineries. Against a backdrop of strong competition, management expects to consolidate volume and market share in the Italian retail market by leveraging innovation and product and service differentiation. In the rest of Europe, sales on a like-for-like basis are expected to slightly increase.

In the Chemical business, sales are expected to trend up, due to higher production supplies. Cracker and polyethylene margins are expected to decline.

Group

Confirmed the target of around 18% reduction in capex y-o-y on a pro-forma basis, i.e. net of the capex which will be reimbursed in connection with asset disposals and advances paid by the Egyptian partners in the Zohr project.

Cash neutrality: confirmed the organic coverage of capex and dividends at a Brent price of approximately 60 $/bbl in 2017.

Leverage at the end of 2017: projected to substantially decline from 2016 level, also reflecting the expected closing of portfolio transactions, particularly the Mozambique deal.

Sustainability

		IH 17	IH 16	Ch. %
Total recordable injury rate (TRIR)	(total recordable injury rate/worked hours) x 1,000,000	0.326	0.408	(20.1)
Direct GHG emissions	(mmtonnes CO2 eq.)	20.03	19.58	2.3
- of which CO2 from combustion and process		15.12	14.69	2.9
- of which CO2 eq from methane		1.02	1.21	(15.6)
- of which CO2 eq from flaring		3.02	2.85	6.0
- of which CO2 eq from venting		0.87	0.84	3.9
Direct GHG emissions E&P/production	(tonnes CO2 eq./toe)	0.165	0.167	(1.0)
Water reinjection	(%)	60	57	6.3

•	Total recordable injury rate (down by 20.1% y-o-y) confirmed the improving trend, benefitting from performances recorded by both employees (down by 9.5%) and contractors (down by 24.6%).

•	Direct GHG emissions E&P/production: 0.165 tCO2 eq/toe, an improvement y-o-y.

Direct GHG emissions from combustion and process increased, reflecting higher production level in the E&P and G&P segments.

Emissions from flaring in the E&P segment are up by 6% due to an increase in production and the anticipated start-up of East Hub FPSO in Angola and OCTP FPSO in Ghana (for both the projects the gas re-injection is expected within the current year).

Emissions from venting are up by 3.9% due to the temporary issues.

Emissions from methane: down by 15.6% due to better monitoring and reduction of fugitive emissions in the E&P and G&P segments.

•	Water reinjection at the E&P segment: a result of 60%, benefitting from the contribution of the subsidiaries in Ecuador, Egypt, Indonesia, Congo and the United States.

Business segments operating review

Exploration & Production

Production and prices

IQ 17			IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
	Production
832	Liquids	kbbl/d	827	852	(2.9)	830	871	(4.7)
5,254	Natural gas	mmcf/d	5,152	4,709	9.8	5,203	4,713	10.5
1,795	Hydrocarbons	kboe/d	1,771	1,715	3.3	1,783	1,734	2.8
	Average realizations
48.65	Liquids	$/bbl	45.29	40.58	11.6	46.90	35.14	33.5
3.60	Natural gas	$/kcf	3.45	3.11	10.9	3.53	3.21	10.0
33.42	Hydrocarbons	$/boe	32.05	29.30	9.4	32.73	26.69	22.6

•	In the second quarter of 2017, oil and natural gas production averaged 1,771 kboe/d, up by 3.3% from the same period a year ago (1,783 kboe/d in the first half of 2017, up by 2.8%). This performance was driven by new project start-ups and the ramp-ups at fields started up in 2016, mainly in Angola, Egypt, Ghana, Indonesia, Kazakhstan and Norway (an overall contribution of 224 kboe/d and 192 kboe/d in the two reporting periods, respectively) as well as by higher maintenance activity of the first half of 2016. This trend was partly offset by OPEC production cuts, price effect and mature fields declines. When excluding the price effect on PSAs contracts and OPEC cuts (overall 30 kboe/d and 50 kboe/d in the quarter and the first half of 2017, respectively), hydrocarbon production increased by 5.2% (up 6.1% in the first half of 2017).

•	Liquids production (827 kbbl/d) decreased by 25 kbbl/d, or 2.9% from the second quarter of 2016 (830 kbbl/d in the first half of 2017, down by 4.7%). Mature fields declines, price effect and OPEC cuts were partly offset by start-ups and ramp-ups of the period mainly in Angola, Ghana, Kazakhstan and Norway.

•	Natural gas production (5,152 mmcf/d) increased by 443 mmcf/d, or 9.8% compared to the second quarter of the previous year (5,203 mmcf/d in the first half, up by 10.5%). Start-ups and ramp-ups of producing assets were partly offset by mature fields declines and price effect.

•	Val d’Agri On July 18, 2017, Eni resumed operations at the Val d'Agri Oil Center (COVA) following approval from the Regional Council of the Basilicata Region. The resumption of the plant activity was due to approval from the relevant authorities confirming the functionality of the plant and the presence of all necessary safety conditions. The shutdown of the plant occurred on April 18, 2017. During the shutdown period, Eni performed all of the remediation measures mandated by the relevant authorities, including the upgrading of an oil tank where a spill occurred, which was equipped with a double-bottom.

Results

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
1,628	Operating profit (loss)	851	194	..	2,479	288	..
(213)	Exclusion of special items	(6)	161		(219)	162
1,415	Adjusted operating profit (loss)	845	355	..	2,260	450	..
56	Net finance (expense) income	(28)	(57)		28	(115)
18	Net income (expense) from investments	169	33		187	37
(859)	Income taxes	(425)	(403)		(1,284)	(710)
57.7	tax rate (%)	43.1	121.8		51.9	190.9
630	Adjusted net profit (loss)	561	(72)	..	1,191	(338)	..
	Results also include:
208	exploration expense:	113	153	(26.1)	321	240	33.8
65	- prospecting, geological and geophysical expenses	74	59	25.4	139	114	21.9
143	- write-off of unsuccessful wells (a)	39	94	(58.5)	182	126	44.4
2,706	Capital expenditure	1,909	2,267	(15.8)	4,615	4,509	2.4

(a) Also includes write-off of unproved exploration rights, if any, related to projects with negative outcome.

•	In the second quarter of 2017, the Exploration & Production segment reported an adjusted operating profit of €845 million, more than doubled from the second quarter of 2016 (€355 million). This improvement reflected the upward trend in crude oil prices (with the Brent price up by 9%), lower differentials of Eni’s oil which determined a 11.6% rise in Eni’s realizations in dollar terms, production increase and lower operating costs.

In the first half of 2017, adjusted operating profit amounted to €2,260 million, a five-fold increase from the same period of 2016, up by €1,810 million, driven by the same drivers mentioned above and in particular by the higher recovery of Brent price in the first quarter (up by 59%). These positives were partially offset by higher exploration write-offs.

•	In the second quarter of 2017, adjusted net profit amounted to €561 million, an improvement of €633 million from the second quarter of 2016 (€1,191 million in the first half of 2017, compared to the loss of €338 million reported in the first half of 2016). This was due to the robust recovery in operating performance and the normalization of tax rate due to higher profit before taxes, which helped improve the deductibility of operating expenses including those incurred in connection with PSA schemes, as well as the recognition of deferred tax assets due to the production start-up of the Ghana project and the finalization of all contracts for commencing the development phase of the Coral project in Mozambique.

For the disclosure of the business segment special charges/gains see page 11.

Gas & Power

Sales

IQ 17			IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
219	PSV	€/kcm	192	158	21.5	206	156	32.1
195	TTF		165	140	17.9	180	138	30.4
	Natural gas sales	bcm
10.38	Italy		9.50	8.63	10.1	19.88	19.42	2.4
11.53	Rest of Europe		8.23	10.55	(22.0)	19.76	21.66	(8.8)
1.04	of which: Importers in Italy		0.89	0.99	(10.1)	1.93	2.12	(9.0)
10.49	European markets		7.34	9.56	(23.2)	17.83	19.54	(8.8)
1.37	Rest of World		0.90	1.30	(30.8)	2.27	2.69	(15.6)
23.28	Worldwide gas sales		18.63	20.48	(9.0)	41.91	43.77	(4.2)
9.37	Power sales	Twh	8.39	8.64	(2.9)	17.76	18.09	(1.8)

•	In the second quarter of 2017, natural gas sales were 18.63 bcm (41.91 in the first half of 2017), a decrease from the same periods of the previous year. Sales in Italy were up by 10.1% to 9.50 bcm due to recovery in demand and the acquisition of new sale contracts. Sales in the European markets (7.34 bcm) decreased by 23.2% reflecting lower sales in Germany, Benelux and France as well as lower volumes sold in Hungary following the disposal of customers in 2016, partly balanced by higher volumes sold in Turkey, higher sales to Botas and in the United Kingdom.

•	Power sales were 8.39 TWh in the second quarter of 2017, down by 2.9% (17.76 TWh in the first half of 2017, with a reduction of 1.8% compared to the same period of 2016) mainly due to lower volumes sold to the middle market and to the residential segment, partly offset by higher sales to the large customer segment.

Results

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
214	Operating profit (loss)	(225)	(154)	(46.1)	(11)	(71)	84.5
(44)	Exclusion of inventory holding (gains) losses		30		(44)	158
168	Exclusion of special items	79	(105)		247	(31)
338	Adjusted operating profit (loss)	(146)	(229)	36.2	192	56	..
6	Net finance (expense) income		2		6	4
(1)	Net income (expense) from investments	(2)	(7)		(3)	(2)
(133)	Income taxes	15	73		(118)	(55)
38.8	tax rate (%)	..	..		60.5	94.8
210	Adjusted net profit (loss)	(133)	(161)	17.4	77	3	..
19	Capital expenditure	30	22	36.4	49	44	11.4

•	In the second quarter of 2017, the Gas & Power segment reported an adjusted operating loss of €146 million, an improvement of €83 million from the second quarter of 2016. This result reflected better margins due to positive effects of renegotiations of purchase long-term contracts, including some contract terminations. These positives were partly offset by lower non-recurring gains relating to the renegotiations defined in 2016 with retroactive benefits. In the first half of 2017, adjusted operating profit amounted to €192 million, representing a three-fold increase from the first half of 2016, leveraging on the above mentioned drivers, which allowed, in the first quarter, to capture the effects of a positive scenario.

•	The adjusted net result was a loss of €133 million (a profit of €77 million in the first half of 2017), with an improvement of €28 million from the second quarter of 2016.

For the disclosure of the business segment special charges/gains see page 11.

Refining & Marketing and Chemicals

Production and sales

IQ 17			IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
4.2	Standard Eni Refining Margin (SERM)	$/bbl	5.3	4.6	15.2	4.7	4.4	6.8
5.18	Throughputs in Italy	mmtonnes	4.88	5.48	(10.9)	10.06	10.68	(5.8)
0.64	Throughputs in the rest of Europe		0.75	0.71	5.6	1.39	1.41	(1.4)
5.82	Total throughputs		5.63	6.19	(9.0)	11.45	12.09	(5.3)
0.02	Green throughputs		0.08	0.05	60.0	0.10	0.09	11.1
85.5	Average plant utilization rate	%	70.7	94.1	(24.9)	78.1	89.8	(13.0)
	Marketing
2.00	Retail sales	mmtonnes	2.19	2.21	(0.9)	4.19	4.21	(0.5)
1.42	Retail sales in Italy		1.54	1.50	2.7	2.96	2.87	3.1
0.58	Retail sales in the rest of Europe		0.65	0.71	(8.5)	1.23	1.34	(8.2)
24.8	Retail market share in Italy	%	25.2	24.3	3.7	25.0	24.1	3.7
2.36	Wholesale sales	mmtonnes	2.76	2.80	(1.4)	5.12	5.35	(4.3)
1.68	Wholesale sales in Italy		1.98	2.01	(1.5)	3.66	3.85	(4.9)
0.68	Wholesale sales in the rest of Europe		0.78	0.79	(1.3)	1.46	1.50	(2.7)
	Chemicals
1,525	Production of petrochemical products	ktonnes	1,508	1,460	3.3	3,033	2,898	4.7

•	In the second quarter of 2017, the Eni’s Standard Refining Margin – SERM – increased by 15.2% from the second quarter of 2016 at a level of 5.3 $/barrel (up by approximately 7% at 4.7 $/barrel in the first half of 2017) due to stable relative prices of products compared to the cost of petroleum feedstock.

•	Eni refining throughputs were 5.63 mmtonnes, down by 9% from the second quarter of 2016 (down by 5.3% from the first half of 2016), mainly due to the downtime of some plants at Sannazzaro refinery and of the Taranto plant, partly offset by a better performance reported at Milazzo and Livorno.

•	Volumes of biofuels produced at the Venice green refinery increased by 60% in the second quarter of 2017 (up by 11.1% compared to the first half of 2016).

•	Retail sales in Italy of 1.54 mmtonnes increased by 2.7% in the quarter (2.96 mmtonnes, up by 3.1% in the first half of 2017) in a stable consumptions environment, benefitting from effective marketing actions and product differentiation. Eni’s retail market share was 25.2%, increasing by one percentage point from the second quarter of 2016 (24.3%).

•	Wholesale sales in Italy were 1.98 mmtonnes, down by 1.5% compared to the second quarter of 2016 (down by 4.9% from the first half of 2016). Lower volumes sold of bunkering and fuel oil were partly offset by higher sales of gasoil and jet fuel.

•	Retail and wholesale sales in the rest of Europe decreased by 4.7% in the quarter, down by 5.3% in the first half of 2017, mainly due to the disposal of certain operations in Eastern Europe. On a homogeneous base, sale volumes increased.

•	Petrochemical production of 1,508 ktonnes increased by 3.3% and 4.7% y-o-y reflecting better plant performance.

Results

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
364	Operating profit (loss)	33	315	(89.5)	397	363	9.4
(199)	Exclusion of inventory holding (gains) losses	255	(215)		56	(152)
24	Exclusion of special items	64	56		88	122
189	Adjusted operating profit (loss)	352	156	..	541	333	62.5
66	of which: Refining & Marketing	165	44	..	231	110	110.0
123	Chemicals	187	112	67.0	310	223	39.0
	Net finance (expense) income	2	(1)		2
10	Net income (expense) from investments	(9)			1	20
(71)	Income taxes	(119)	(51)		(190)	(105)
35.7	tax rate (%)	34.5	32.9		34.9	29.7
128	Adjusted net profit (loss)	226	104	..	354	248	42.7
100	Capital expenditure	151	127	18.9	251	212	18.4

•	In the second quarter of 2017, the Refining & Marketing and Chemicals segment reported an adjusted operating profit of €352 million (€541 million in the first half), more than doubled from the second quarter of 2016 (up by 62.5% from the first half of 2016).

•	The Refining & Marketing business reported an adjusted operating profit of €165 million (€231 million in the first half of 2017; up by 110%), an almost four-fold increase from the second quarter of 2016, reflecting the recovery of the market share in the retail market in Italy and the ongoing initiatives to reduce the refining breakeven margin, expected to be below $4 per barrel on average for FY 2017, which allowed to fully capture a better trading environment. Identified optimization actions contributed to offset the expected margin loss due to the downtime of some plants at the Sannazzaro and Taranto refineries.

•	The Chemical business reported a record performance with an adjusted operating profit of €187 million up by 67% from the second quarter of 2016 (€310 million in the first half of 2017; up by 39% from the first half of 2016). The first half result has equalized the overall 2015 performance, which represented a record year in the recent history of Eni’s chemical business. The improvement was driven by the restructuring plan executed in the last few years, focused on the optimization of the plants set up at core hubs and an ongoing shift of the product portfolio towards higher-value segments and the closing of marginal business. These actions enabled the business to fully capture certain favorable market trends, particularly in the olefin segment, and to achieve cost efficiencies and volume upsides.

•	Adjusted net profit of €226 million (€354 million in the first half of 2017) increased by €122 million and €106 million from the corresponding reporting periods.

For the disclosure on the business segment special charges see page 11.

Group results

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
18,047	Net sales from operations - continuing operations	15,643	13,416	16.6	33,690	26,760	25.9
2,111	Operating profit (loss) - continuing operations	563	220	..	2,674	325	722.8
(259)	Exclusion of inventory holding (gains) losses	252	(180)		(7)	149
(18)	Exclusion of special items (a)	204	148		186	297
1,834	Adjusted operating profit (loss) - continuing operations	1,019	188	..	2,853	771	..
	Breakdown by segment:
1,415	Exploration & Production	845	355	..	2,260	450	..
338	Gas & Power	(146)	(229)	36.2	192	56	..
189	Refining & Marketing and Chemicals	352	156	..	541	333	62.5
(115)	Corporate and other activities	(160)	(126)	(27.0)	(275)	(216)	(27.3)
7	Impact of unrealized intragroup profit elimination and other consolidation adjustments (b)	128	32		135	148
965	Net profit (loss) attributable to Eni's shareholders - continuing operations	18	(446)	..	983	(829)	..
(186)	Exclusion of inventory holding (gains) losses	180	(123)		(6)	101
(35)	Exclusion of special items (a)	265	252		230	413
744	Adjusted net profit (loss) attributable to Eni's shareholders - continuing operations	463	(317)	..	1,207	(315)	..
965	Net profit (loss) attributable to Eni's shareholders	18	(446)	..	983	(1,242)	..
965	Net profit (loss) attributable to Eni's shareholders - continuing operations	18	(446)	..	983	(829)	..
	Net profit (loss) attributable to Eni's shareholders - discontinued operations					(413)	..

(a) For further information see "Breakdown of special items".

(b) Unrealized intragroup profit elimination mainly pertained to intra-group sales of commodities and services recorded in the assets of the purchasing business segment as of the end of the period.

Adjusted results

•	In the second quarter of 2017, Eni recorded a fivefold increase of consolidated adjusted operating profit at €1.02 billion compared to the second quarter of 2016 (up by €0.83 billion). The improvement was driven by a robust performance in all of Eni’s businesses. The E&P segment more than doubled operating profit with an increase of €0.49 billion, driven by production growth and a recovery in crude oil prices (the Brent benchmark was up by 9%), although at a slower pace than in the first quarter 2017. The G&P segment in a seasonally weak quarter, improved its performance (up by €0.08 billion or 36%) due to the positive effects of the renegotiations of long-term supply contracts, which more than offset the one-off gains recorded in the same quarter of 2016 due to certain renegotiations with retroactive economic effects. The R&M and Chemicals businesses achieved record performances, increasing operating profits by 275% and 67% respectively (up by €0.2 billion the overall increase), due to continued initiatives to reduce the breakeven margin and to upgrade the plant setup and the product mix, which allowed the businesses to fully capture a moderate improvement in the trading environment. The quarterly result increase of approximately €0.8 billion was explained for €0.6 billion by the better scenario and for €0.2 billion to the underlying performance.
•	In the first half of 2017 all the businesses recorded a robust performance with a strong increase y-o-y. The consolidated adjusted operating profit of €2.85 billion almost fourfold the one achieved in the comparative period. The €2.1 billion increase was explained for €1.9 billion by the scenario recovery and for €0.2 billion by the underlying performance.
•	Adjusted net profit of €0.46 billion considerably improved (up by €0.8 billion) compared to the loss recorded in the second quarter of 2016 driven by the robust recovery in operating performance and the normalization of tax rate at 52.8% in the quarter (55.4% in the first half) due to higher profit before taxes, which helped improve the deductibility of operating expenses including those incurred in connection with PSA schemes, as well as the recognition of deferred tax assets due to the production start-up of the Ghana project and the finalization of all contracts for commencing the development phase of the Coral project in Mozambique. In the first half of 2017, adjusted net profit was €1.21 billion compared to the €0.32 billion loss of the comparative period.

Special items

The break-down by segment of special items of the operating profit (a net charge of €204 million in the quarter and €186 million in the first half) is:

•	E&P: net gains of €6 million in the quarter and €219 million in the first half, mainly composed of: a gain on the disposal of a 10% interest in the Zohr asset (€339 million), risk provisions (€88 million) and exchange rate differences and derivatives gains (€21 million in the quarter and €12 million in the first half).

•	G&P: net charges of €79 million in the quarter and €247 million in the first half composed of: the effects of fair-valued commodity derivatives that lacked the formal criteria to be accounted as hedges under IFRS (€55 million in the quarter and €243 million in the first half), a charge of €41 million in the quarter and €33 million in the first half to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables, and finally, provisions for redundancy incentives (€32 million in the quarter and €34 million in the first half), as well as a downward revision of revenues accrued on the sale of gas and power for past reporting periods (€42 million). The G&P adjusted operating result also includes the negative balance of €80 million in the quarter and €94 million in the first half, related to derivative financial instruments entered into to manage margin exposure to movements in foreign currency exchange rates and exchange translation differences of commercial payables and receivables.

•	R&M and Chemicals: net charges of €64 million (€88 million in the first half) mainly composed of: the write down of capital expenditure relating to certain Cash Generating Units in the R&M business, which were impaired in previous reporting periods and continued to lack any prospects of profitability (€39 million in the quarter and €58 million in the first half); environmental provisions (€17 million in the quarter and €24 million in the first half).

Non-operating special items included the tax effects related to the operating special items and the extraordinary charges/impairments recognized by Saipem and attributable to Eni (€62 million).

Reported results

Net profit attributable to Eni’s shareholders for the first half of 2017 was €983 million, a substantial improvement over the comparative period when a loss of €1,242 million was incurred from both continuing and discontinued operations due to the oil price downturn and a €400 million charge on the Saipem shareholding following the loss of control over the investee. However, the first half trends were uneven with the net result almost entirely earned in the first quarter due to the volatility in crude oil prices that were supported by the announcement of the OPEC cuts in the first quarter, but then slowed down markedly in the second one, because of uncertainties about the timing of recovery in market fundamentals. Furthermore, the second quarter result was negatively affected by a shutdown at the Val d’Agri oil center due to HSE issues (this event is not relevant for comparison purpose with the second quarter of 2016 also negatively affected by the Val d’Agri oil center shutdown).

The first half of 2017 benefitted from an overall 30% increase in the Brent crude oil price compared to the first half of 2016, production growth and the strong performance of the mid and downstream businesses due to contract renegotiations and the restructuring initiatives executed in the latest years which allowed the businesses to fully capture a certain improvement in the trading environment. These drivers determined an increase of more than 700% of the reported operating profit (up by €2.35 billion). Moreover, the tax rate normalization improved the net profit of the first half of 2017 as disclosed in the discussion to the adjusted results.

Net borrowings and cash flow from operations

IQ 17	(€ million)	IIQ 17	IIQ 16	Change	IH 17	IH 16	Change
967	Net profit (loss) - continuing operations	18	(444)	462	985	(824)	1,809
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
2,056	- depreciation, depletion and amortization and other non monetary items	2,466	1,960	506	4,522	3,852	670
(343)	- net gains on disposal of assets	7	(9)	16	(336)	(27)	(309)
1,146	- dividends, interests and taxes	377	643	(266)	1,523	1,083	440
(924)	Changes in working capital related to operations	674	546	128	(250)	772	(1,022)
(970)	Dividends received, taxes paid, interests (paid) received	(836)	(966)	130	(1,806)	(1,756)	(50)
1,932	Net cash provided by operating activities	2,706	1,730	976	4,638	3,100	1,538
(2,831)	Capital expenditure	(2,092)	(2,424)	332	(4,923)	(4,879)	(44)
(36)	Investment and purchase of consolidated subsidiaries and businesses	(14)	(28)	14	(50)	(1,152)	1,102
557	Disposal of consolidated subsidiaries, businesses tangible and intangible assets and investments	67	146	(79)	624	951	(327)
185	Other cash flow related to capital expenditure, investments and disposals	54	(4)	58	239	(43)	282
(193)	Free cash flow	721	(580)	1,301	528	(2,023)	2,551
(160)	Borrowings (repayment) of debt related to financing activities	56	(788)	844	(104)	5,199	(5,303)
150	Changes in short and long-term financial debt	172	1,880	(1,708)	322	(1,822)	2,144
	Dividends paid and changes in non-controlling interests and reserves	(1,443)	(1,444)	1	(1,443)	(1,444)	1
(6)	Effect of changes in consolidation, exchange differences and cash and cash equivalent related to discontinued operations	(32)	2	(34)	(38)	(20)	(18)
(209)	NET CASH FLOW	(526)	(930)	404	(735)	(110)	(625)

Change in net borrowings
IQ 17	(€ million)	IIQ 17	IIQ 16	Change	IH 17	IH 16	Change
(193)	Free cash flow	721	(580)	1,301	528	(2,023)	2,551
	Net borrowings of divested companies		2	(2)		5,820	(5,820)
38	Exchange differences on net borrowings and other changes	186	430	(244)	224	704	(480)
	Dividends paid and changes in non-controlling interest and reserves	(1,443)	(1,444)	1	(1,443)	(1,444)	1
(155)	CHANGE IN NET BORROWINGS	(536)	(1,592)	1,056	(691)	3,057	(3,748)

Cash flow from operating activities amounted to €4.64 billion, or €4.88 billion when excluding changes in working capital at replacement cost.

Capital expenditure for the period of €4.97 billion represented a peak due to certain large projects (Angola, Ghana and Indonesia) which commenced production as planned in the first half of 2017.

Pro-forma capex was €4.27 billion, which excluded the share of capex to be borne by the operators who purchased interests in certain Group exploration assets under development (namely in Egypt and Mozambique) with retroactive economic effects, the capex share of which will be reimbursed to Eni at the closing of the underlying transactions, as well as advances cashed in from our State owned partners in the Zohr project. Cash flow generated from operations in excess of funding pro-forma capex amounted to €0.70 billion and covered part of the payment of the 2016 final dividend to Eni’s shareholders (€1.44 billion). Proceeds from disposals (€0.62 billion) related mainly to the closing of the sale of a 10% stake in the Zohr exploration asset to BP (€0.56 billion). The total consideration includes the reimbursement of capex borne by Eni since January 1, 2016 (the 2017 amount being $64 million).

Cash flow from operations was also influenced by a lower level of receivables due beyond the end of the reporting period, being sold to financing institutions compared to the amount sold at the end of the previous reporting period (approximately €0.29 billion).

Summarized Group Balance Sheet

(€ million)	Jun. 30, 2017	Dec. 31, 2016	Change vs. Dec. 31, 2016

Fixed assets	75,945	79,729	(3,784)
Net working capital
Inventories	4,858	4,637	221
Trade receivables	9,744	11,186	(1,442)
Trade payables	(9,381)	(11,038)	1,657
Tax payables and provisions for, net deferred tax liabilities	(3,286)	(3,073)	(213)
Provisions	(14,044)	(13,896)	(148)
Other current assets and liabilities	1,275	1,171	104
	(10,834)	(11,013)	179
Provisions for employee post-retirements benefits	(880)	(868)	(12)
Assets held for sale including related liabilities	165	14	151
CAPITAL EMPLOYED, NET	64,396	67,862	(3,466)

Eni's shareholders equity	48,881	53,037	(4,156)
Non-controlling interest	48	49	(1)
Shareholders' equity	48,929	53,086	(4,157)
Net borrowings	15,467	14,776	691
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	64,396	67,862	(3,466)
Leverage	0.32	0.28	0.04

•	As of June 30, 2017, net borrowings[2] were €15.47 billion, recording an increase of €0.69 billion compared to December 31, 2016. Management expects to reduce the Company’s net borrowings y-o-y due to the finalization of announced disposals.

•	As of June 30, 2017, the ratio of net borrowings to shareholders’ equity including non-controlling interest – leverage[3] – was 0.32, up from 0.28 as of December 31, 2016. Total equity decreased by €4.16 billion, driven by unfavorable foreign currency translation differences (about €3.5 billion), the payment of the 2016 final dividend (€1.44 billion) and negative changes in the cash flow hedge reserve (down by €0.3 billion). Foreign currency differences relating to net borrowings determined a decrease of €0.85 billion.

2 Details on net borrowings are furnished on page 24.

3 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Non-GAAP measures” of this press release. See pages 15 and subsequent.

Other information, basis of presentation and disclaimer

Article No. 36 of Italian regulatory exchanges (Consob Resolution No. 16191/2007 and subsequent amendments). Continuing listing standards about issuers that control subsidiaries incorporated or regulated in accordance with laws of extra-EU Countries. Certain provisions have been enacted to regulate continuing Italian listing standards of issuers controlling subsidiaries that are incorporated or regulated in accordance with laws of extra-EU Countries, also having a material impact on the consolidated financial statements of the parent company. Regarding the aforementioned provisions, as of June 30, 2017, Eni’s subsidiaries - Eni Congo SA, Eni Norge AS, Eni Petroleum Co Inc, Nigerian Agip Oil Co Ltd, Nigerian Agip Exploration Ltd, Eni Finance USA Inc, Eni Trading & Shipping Inc, Eni Canada Holding Ltd, Eni Turkmenistan Ltd and Eni Ghana Exploration and Production Ltd – fall within the scope of the new continuing listing standards. Eni has already adopted adequate procedures to ensure full compliance with the new regulations.

This press release on Eni’s results of the first and second quarter of 2017 and the first half of 2017 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (Consob Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results each quarter. Results and cash flow are presented for the first and second quarter of 2017, the first half of 2017 and for the second quarter and the first half of 2016. Information on the Company’s financial position relates to end of the periods as of March 31, 2017 and December 31, 2016. Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002. These criteria are unchanged from the 2016 Annual report on form 20-F filed with the US SEC on March 22, 2017, which investors are urged to read.

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

Eni’s Chief Financial Officer, Massimo Mondazzi, in his position as manager responsible for the preparation of the Company’s financial reports, certifies that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records, pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the second quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Website: www.eni.com

* * *

Eni

Società per Azioni Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and the first half of 2017 (unaudited) is also available on Eni’s website eni.com.

Alternative performance measures (Non-GAAP measures)

Management evaluates underlying business performance on the basis of non-GAAP financial measures under IFRS (“Alternative performance measures”), such as adjusted operating profit and adjusted net profit, which are arrived at by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which affect industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Management includes them in order to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models. Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the actual performance:

Adjusted operating and net profit

Adjusted operating and net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them. Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones; in this respect, from the reporting period 2017 special items comprise an adjustment to align the doubtful credit allowance of the retail G&P business (included in the G&P reportable segment) to the “expected loss” accounting model replacing the criteria of the incurred loss in the evaluation of the recoverability of trade receivables. The new criterion will be adopted in GAAP accounts effective January 1, 2018. This result adjustment is consistent with management assessment of this business performance and improves the correlation between revenues and costs incurred in the period with respect to the current accounting method; or (iii) exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency. Those items are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the exchange rate market.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables. Also, special items allow to allocate to future reporting periods gains and losses on re-measurement at fair value of certain non hedging commodity derivatives and exchange rate derivatives relating to commercial exposures, lacking the criteria to be designed as hedges, including the ineffective portion of cash flow hedges and certain derivative financial instruments embedded in the pricing formula of long-term gas supply agreements of the Exploration & Production segment.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Adjusted cash flow

Adjusted cash flow is defined as net cash provided from operating activities before changes in working capital at replacement cost.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables and securities not related to operations. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

(€ million)
Second Quarter 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	851	(225)	33	(227)	131	563
Exclusion of inventory holding (gains) losses			255		(3)	252
Exclusion of special items:
environmental charges			17	18		35
impairments losses (impairment reversals), net	1	(6)	39	7		41
net gains on disposal of assets	1		(2)			(1)
risk provisions	4			49		53
provision for redundancy incentives	3	32	1	3		39
commodity derivatives		55	3			58
exchange rate differences and derivatives	(21)	(80)	(6)			(107)
other	6	78	12	(10)		86
Special items of operating profit (loss)	(6)	79	64	67		204
Adjusted operating profit (loss)	845	(146)	352	(160)	128	1,019
Net finance (expense) income (a)	(28)		2	(183)		(209)
Net income (expense) from investments (a)	169	(2)	(9)	13		171
Income taxes (a)	(425)	15	(119)	49	(38)	(518)
Tax rate (%)	43.1	..	34.5			52.8
Adjusted net profit (loss)	561	(133)	226	(281)	90	463
of which:
- Adjusted net profit (loss) of non-controlling interest
- Adjusted net profit (loss) attributable to Eni's shareholders						463
Reported net profit (loss) attributable to Eni's shareholders						18
Exclusion of inventory holding (gains) losses						180
Exclusion of special items						265
Adjusted net profit (loss) attributable to Eni's shareholders						463

(a) Excluding special items.

(€ million)
Second Quarter 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	194	(154)	315	(162)	27	220
Exclusion of inventory holding (gains) losses		30	(215)		5	(180)
Exclusion of special items:
environmental charges			44	34		78
impairments losses (impairment reversals), net	105		21	5		131
net gains on disposal of assets	1	(1)	(4)			(4)
risk provisions				1		1
provision for redundancy incentives	3	1				4
commodity derivatives	11	(247)	(12)			(248)
exchange rate differences and derivatives	25	(1)				24
other	16	143	7	(4)		162
Special items of operating profit (loss)	161	(105)	56	36		148
Adjusted operating profit (loss)	355	(229)	156	(126)	32	188
Net finance (expense) income (a)	(57)	2	(1)	(121)		(177)
Net income (expense) from investments (a)	33	(7)		10		36
Income taxes (a)	(403)	73	(51)	27	(8)	(362)
Tax rate (%)	121.8	..	32.9			..
Adjusted net profit (loss)	(72)	(161)	104	(210)	24	(315)
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						(317)
Reported net profit (loss) attributable to Eni's shareholders						(446)
Exclusion of inventory holding (gains) losses						(123)
Exclusion of special items						252
Adjusted net profit (loss) attributable to Eni's shareholders						(317)

(a) Excluding special items.

(€ million)
First Half 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,479	(11)	397	(345)	154	2,674
Exclusion of inventory holding (gains) losses		(44)	56		(19)	(7)
Exclusion of special items:
environmental charges			24	18		42
impairments losses (impairment reversals), net	1	(6)	58	8		61
net gains on disposal of assets	(342)		(2)			(344)
risk provisions	88			49		137
provision for redundancy incentives	5	34	3	3		45
commodity derivatives		243	(8)			235
exchange rate differences and derivatives	(12)	(94)	(7)			(113)
other	41	70	20	(8)		123
Special items of operating profit (loss)	(219)	247	88	70		186
Adjusted operating profit (loss)	2,260	192	541	(275)	135	2,853
Net finance (expense) income (a)	28	6	2	(390)		(354)
Net income (expense) from investments (a)	187	(3)	1	28		213
Income taxes (a)	(1,284)	(118)	(190)	127	(38)	(1,503)
Tax rate (%)	51.9	60.5	34.9			55.4
Adjusted net profit (loss)	1,191	77	354	(510)	97	1,209
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						1,207
Reported net profit (loss) attributable to Eni's shareholders						983
Exclusion of inventory holding (gains) losses						(6)
Exclusion of special items						230
Adjusted net profit (loss) attributable to Eni's shareholders						1,207

(a) Excluding special items.

(€ million)
First Half 2016	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP	DISCONTINUED OPERATIONS	CONTINUING OPERATIONS
Reported operating profit (loss)	288	(71)	363	(260)	5	325		325
Exclusion of inventory holding (gains) losses		158	(152)		143	149		149
Exclusion of special items:
environmental charges			67	34		101		101
impairments losses (impairment reversals), net	105		34	9		148		148
impairment of exploration projects	7					7		7
net gains on disposal of assets	1	(1)	(4)			(4)		(4)
risk provisions				1		1		1
provision for redundancy incentives	4	1	4	2		11		11
commodity derivatives	15	(144)	14			(115)		(115)
exchange rate differences and derivatives	25	(40)	(3)			(18)		(18)
other	5	153	10	(2)		166		166
Special items of operating profit (loss)	162	(31)	122	44		297		297
Adjusted operating profit (loss)	450	56	333	(216)	148	771		771
Net finance (expense) income (a)	(115)	4		(155)		(266)		(266)
Net income (expense) from investments (a)	37	(2)	20	3		58		58
Income taxes (a)	(710)	(55)	(105)	43	(46)	(873)		(873)
Tax rate (%)	..	94.8	29.7			..		..
Adjusted net profit (loss)	(338)	3	248	(325)	102	(310)		(310)
of which:
- Adjusted net profit (loss) of non-controlling interest						5		5
- Adjusted net profit (loss) attributable to Eni's shareholders						(315)		(315)
Reported net profit (loss) attributable to Eni's shareholders						(1,242)	413	(829)
Exclusion of inventory holding (gains) losses						101		101
Exclusion of special items						826	(413)	413
Adjusted net profit (loss) attributable to Eni's shareholders						(315)		(315)

(a) Excluding special items.

(€ million)
First Quarter 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP

Reported operating profit (loss)	1,628	214	364	(118)	23	2,111
Exclusion of inventory holding (gains) losses		(44)	(199)		(16)	(259)
Exclusion of special items:
environmental charges			7			7
impairments losses (impairment reversals), net			19	1		20
net gains on disposal of assets	(343)					(343)
risk provisions	84					84
provision for redundancy incentives	2	2	2			6
commodity derivatives		188	(11)			177
exchange rate differences and derivatives	9	(14)	(1)			(6)
other	35	(8)	8	2		37
Special items of operating profit (loss)	(213)	168	24	3		(18)
Adjusted operating profit (loss)	1,415	338	189	(115)	7	1,834
Net finance (expense) income (a)	56	6		(207)		(145)
Net income (expense) from investments (a)	18	(1)	10	15		42
Income taxes (a)	(859)	(133)	(71)	78		(985)
Tax rate (%)	57.7	38.8	35.7			56.9
Adjusted net profit (loss)	630	210	128	(229)	7	746
of which:
- Adjusted net profit (loss) of non-controlling interest						2
- Adjusted net profit (loss) attributable to Eni's shareholders						744
Reported net profit (loss) attributable to Eni's shareholders						965
Exclusion of inventory holding (gains) losses						(186)
Exclusion of special items						(35)
Adjusted net profit (loss) attributable to Eni's shareholders						744

(a) Excluding special items.

Breakdown of special items4

IQ 17	(€ million)	IIQ 17	IIQ 16	IH 17	IH 16
7	Environmental charges	35	78	42	101
20	Impairments losses (impairment reversals), net	41	131	61	148
	Impairment of exploration projects				7
(343)	Net gains on disposal of assets	(1)	(4)	(344)	(4)
84	Risk provisions	53	1	137	1
6	Provisions for redundancy incentives	39	4	45	11
177	Commodity derivatives	58	(248)	235	(115)
(6)	Exchange rate differences and derivatives	(107)	24	(113)	(18)
37	Other	86	162	123	166
(18)	Special items of operating profit (loss)	204	148	186	297
6	Net finance (income) expense	125	(24)	131	72
	of which:
6	- exchange rate differences and derivatives reclassified to operating profit (loss)	107	(24)	113	18
(2)	Net income (expense) from investments	68	(22)	66	343
	of which:
	- gains on disposal of assets		(7)		(7)
	- impairments/revaluation of equity investments	68	8	68	373
(21)	Income taxes	(132)	150	(153)	114
	of which:
	- net impairment of deferred tax assets of Italian subsidiaries		149		149
(21)	- taxes on special items of operating profit and other special items	(132)	1	(153)	(35)
(35)	Total special items of net profit (loss)	265	252	230	826

4 For further details on impairments and reversals of continuing operations, see the following page.

Analysis of Profit and Loss account items

Net sales from operations

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
4,950	Exploration & Production	4,376	3,887	12.6	9,326	7,243	28.8
13,942	Gas & Power	11,710	9,734	20.3	25,652	19,764	29.8
5,515	Refining & Marketing and Chemicals	5,344	4,829	10.7	10,859	8,698	24.8
4,294	- Refining & Marketing	4,167	3,886	7.2	8,461	6,802	24.4
1,346	- Chemicals	1,255	1,083	15.9	2,601	2,102	23.7
(125)	- Consolidation adjustment	(78)	(140)		(203)	(206)
348	Corporate and other activities	339	319	6.3	687	629	9.2
(6,708)	Consolidation adjustments	(6,126)	(5,353)		(12,834)	(9,574)
18,047		15,643	13,416	16.6	33,690	26,760	25.9

Operating expenses

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
13,619	Purchases, services and other	12,447	10,769	15.6	26,066	21,420	21.7
91	of which: - other special items	88	79		179	102
784	Payroll and related costs	778	736	5.7	1,562	1,544	1.2
6	of which: - provision for redundancy incentives and other	39	4		45	11
14,403		13,225	11,505	15.0	27,628	22,964	20.3

DD&A, impairments, reversals and write-off

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
1,646	Exploration & Production	1,758	1,699	3.5	3,404	3,323	2.4
89	Gas & Power	88	88		177	174	1.7
89	Refining & Marketing and Chemicals	90	89	1.1	179	185	(3.2)
75	- Refining & Marketing	77	87	(11.5)	152	175	(13.1)
14	- Chemicals	13	2	..	27	10	..
16	Corporate and other activities	15	18	..	31	37	(16.2)
(7)	Impact of unrealized intragroup profit elimination	(7)	(7)		(14)	(14)
1,833	Total depreciation, depletion and amortization	1,944	1,887	3.0	3,777	3,705	1.9
20	Impairment losses (impairment reversals), net	41	131	..	61	148	..
1,853	Depreciation, depletion, amortization, impairments and reversals	1,985	2,018	(1.6)	3,838	3,853	(0.4)
144	Write-off	49	86	..	193	121	..
1,997		2,034	2,104	(3.3)	4,031	3,974	1.4

IQ 17	(€ million)	IIQ 17	IIQ 16	IH 17	IH 16
20	Asset impairment	63	168	83	185
	Impairment reversals	(22)	(37)	(22)	(37)
20	Impairments losses (impairment reversals), net	41	131	61	148

Income (expense) from investments

(€ million)
First Half 2017	Exploration & Production	Gas & Power	Refining & Marketing and Chemicals	Corporate and other activities	Group
Share of gains (losses) from equity-accounted investments	126	(3)	(4)	(34)	85
Dividends	59		10		69
Other income (expense), net	2	(6)	(3)		(7)
	187	(9)	3	(34)	147

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

Mar 31, 2017	(€ million)	June 30, 2017	Dec. 31, 2016	Change vs. Dec. 31, 2016
27,285	Total debt	27,075	27,239	(164)
7,060	Short-term debt	7,042	6,675	367
20,225	Long-term debt	20,033	20,564	(531)
(5,465)	Cash and cash equivalents	(4,939)	(5,674)	735
(6,410)	Securities held for trading and other securities held for non-operating purposes	(6,305)	(6,404)	99
(479)	Financing receivables held for non-operating purposes	(364)	(385)	21
14,931	Net borrowings	15,467	14,776	691
53,133	Shareholders' equity including non-controlling interest	48,929	53,086	(4,157)
0.28	Leverage	0.32	0.28	0.04

Net borrowings are calculated under Consob provisions on Net Financial Position (Com. no. DEM/6064293 of 2006).

Bonds maturing in the 18-months period starting on June 30, 2017

(€ million)
Issuing entity	Amount at June 30, 2017 (a)
Eni SpA	3,664
Eni Finance International SA	176

3,840

(a) Amounts include interest accrued and discount on issue.

Bonds issued in the second quarter of 2017 (guaranteed by Eni Spa)

Issuing entity	Nominal amount (€ million)	Currency	Amount at June 30, 2017 (a) (€ million)	Maturity	Rate	%

Eni SpA	750	EUR	748	2027	fixed	1.500

	750		748

(a) Amounts include interest accrued and discount on issue.

Consolidated financial statements

BALANCE SHEET

(€ million)
	June 30, 2017	March 31, 2017	Dec. 31, 2016
ASSETS
Current assets
Cash and cash equivalents	4,939	5,465	5,674
Other financial activities held for trading	6,082	6,172	6,166
Other financial assets available for sale	223	238	238
Trade and other receivables	15,836	19,429	17,593
Inventories	4,858	4,728	4,637
Current tax assets	303	366	383
Other current tax assets	433	519	689
Other current assets	1,432	1,403	2,591
	34,106	38,320	37,971
Non-current assets
Property, plant and equipment	67,585	70,703	70,793
Inventory - compulsory stock	1,147	1,279	1,184
Intangible assets	3,043	3,262	3,269
Equity-accounted investments	3,944	4,057	4,040
Other investments	234	276	276
Other financial assets	1,793	1,859	1,860
Deferred tax assets	4,084	3,783	3,790
Other non-current assets	1,529	1,403	1,348
	83,359	86,622	86,560
Assets held for sale	355	261	14
TOTAL ASSETS	117,820	125,203	124,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	2,851	2,778	3,396
Current portion of long-term debt	4,191	4,282	3,279
Trade and other payables	14,956	17,063	16,703
Income taxes payable	426	526	426
Other taxes payable	1,948	2,186	1,293
Other current liabilities	1,547	1,736	2,599
	25,919	28,571	27,696
Non-current liabilities
Long-term debt	20,033	20,225	20,564
Provisions for contingencies	14,044	13,960	13,896
Provisions for employee benefits	880	862	868
Deferred tax liabilities	6,228	6,569	6,667
Other non-current liabilities	1,597	1,740	1,768
	42,782	43,356	43,763
Liabilities directly associated assets held for sale	190	143
TOTAL LIABILITIES	68,891	72,070	71,459

SHAREHOLDERS' EQUITY
Non-controlling interest	48	52	49
Eni shareholders' equity:
Share capital	4,005	4,005	4,005
Reserve related to the fair value of cash flow hedging derivatives net of tax effect	(60)	(41)	189
Other reserves	44,534	48,733	52,329
Treasury shares	(581)	(581)	(581)
Interim dividend			(1,441)
Net profit (loss)	983	965	(1,464)
Total Eni shareholders' equity	48,881	53,081	53,037
TOTAL SHAREHOLDERS' EQUITY	48,929	53,133	53,086
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	117,820	125,203	124,545

GROUP PROFIT AND LOSS ACCOUNT

IQ 17	(€ million)	IIQ 17	IIQ 16	IH 17	IH 16
	REVENUES
18,047	Net sales from operations	15,643	13,416	33,690	26,760
485	Other income and revenues	141	295	626	502
18,532	Total revenues	15,784	13,711	34,316	27,262
	OPERATING EXPENSES
13,619	Purchases, services and other	12,447	10,769	26,066	21,420
784	Payroll and related costs	778	736	1,562	1,544
(21)	Other operating (expense) income	38	118	17	1
1,833	Depreciation, Depletion and Amortization	1,944	1,887	3,777	3,705
20	Impairment Losses (Impairment reversals), net	41	131	61	148
144	Write-Off	49	86	193	121
2,111	OPERATING PROFIT (LOSS)	563	220	2,674	325
	FINANCE INCOME (EXPENSE)
1,326	Finance income	946	1,357	2,272	3,190
(1,498)	Finance expense	(1,732)	(1,343)	(3,230)	(3,420)
1	Income (expense) from other financial activities held for trading	(52)	(16)	(51)	(53)
20	Derivative financial instruments	504	(151)	524	(5)
(151)		(334)	(153)	(485)	(288)
	INCOME (EXPENSE) FROM INVESTMENTS
29	Share of profit (loss) of equity-accounted investments	56	26	85	81
15	Other gain (loss) from investments	47	32	62	(3)
44		103	58	147	78
2,004	PROFIT (LOSS) BEFORE INCOME TAXES	332	125	2,336	115
(1,037)	Income taxes	(314)	(569)	(1,351)	(939)
967	Net profit (loss) - continuing operations	18	(444)	985	(824)
	Net profit (loss) - discontinued operations				(413)
967	Net profit (loss)	18	(444)	985	(1,237)
	Eni's shareholders:
965	- continuing operations	18	(446)	983	(829)
	- discontinued operations				(413)
965		18	(446)	983	(1,242)
	Non controlling interest
2	- continuing operations		2	2	5
	- discontinued operations
2			2	2	5
	Net profit (loss) per share attributable to Eni's shareholders (€ per share)
0.27	- basic	0.00	(0.12)	0.27	(0.34)
0.27	- diluted	0.00	(0.12)	0.27	(0.34)
	Net profit (loss) per share - continuing operations attributable to Eni's shareholders (€ per share)
0.27	- basic	0.00	(0.12)	0.27	(0.23)
0.27	- diluted	0.00	(0.12)	0.27	(0.23)

COMPREHENSIVE INCOME

(€ million)	IIQ 17	IIQ 16	IH 17	IH 16
Net profit (loss)	18	(444)	985	(1,237)
Items that may be reclassified to profit in later periods
Currency translation differences	(2,794)	989	(3,512)	(875)
Change in the fair value of cash flow hedging derivatives	(21)	472	(325)	428
Change in the fair value of other available-for-sale financial instruments	2		2
Share of "Other comprehensive income" on equity-accounted entities	33	(6)	51	34
Taxation	2	(118)	76	(106)

Total other items of comprehensive income (loss)	(2,778)	1,337	(3,708)	(519)
Total comprehensive income (loss)	(2,760)	893	(2,723)	(1,756)
attributable to:
Eni's shareholders	(2,760)	891	(2,725)	(1,761)
- continuing operations	(2,760)	891	(2,725)	(1,348)
- discontinued operations				(413)
Non-controlling interest		2	2	5
- continuing operations		2	2	5
- discontinued operations

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2016:		57,409
Total comprehensive income (loss)	(1,756)
Dividends paid to Eni's shareholders	(1,440)
Deconsolidation of Saipem's non-controlling interest	(1,872)
Dividends distributed by consolidated subsidiaries	(4)
Other changes	(34)
Total changes		(5,106)
Shareholders' equity at June 30, 2016:		52,303
attributable to:
- Eni's shareholders		52,257
- Non-controlling interest		46
Shareholders' equity at January 1, 2017:		53,086
Total comprehensive income (loss)	(2,723)
Dividends paid to Eni's shareholders	(1,440)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	9
Total changes		(4,157)
Shareholders' equity at June 30, 2017:		48,929
attributable to:
- Eni's shareholders		48,881
- Non-controlling interest		48

GROUP CASH FLOW STATEMENT

IQ 17	(€ million)	IIQ 17	IIQ 16	IH 17	IH 16
967	Net profit (loss) - continuing operations	18	(444)	985	(824)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,833	Depreciation, depletion and amortization	1,944	1,887	3,777	3,705
20	Impairment losses (impairment reversals), net	41	131	61	148
144	Write-off	49	86	193	121
(29)	Share of (profit) loss of equity-accounted investments	(56)	(26)	(85)	(81)
(343)	Gain on disposal of assets, net	7	(9)	(336)	(27)
(11)	Dividend income	(58)	(33)	(69)	(55)
(48)	Interest income	(50)	(52)	(98)	(120)
168	Interest expense	171	159	339	319
1,037	Income taxes	314	569	1,351	939
91	Other changes	455	(119)	546	(49)
	Changes in working capital:
(219)	- inventories	(137)	(500)	(356)	30
(1,501)	- trade receivables	2,533	1,726	1,032	1,537
257	- trade payables	(1,580)	(53)	(1,323)	(40)
47	- provisions for contingencies	86	123	133	(953)
492	- other assets and liabilities	(228)	(750)	264	198
(924)	Cash flow from changes in working capital	674	546	(250)	772
(3)	Net change in the provisions for employee benefits	33	1	30	8
4	Dividends received	98	82	102	87
8	Interest received	15	22	23	67
(184)	Interest paid	(127)	(168)	(311)	(394)
(798)	Income taxes paid, net of tax receivables received	(822)	(902)	(1,620)	(1,516)
1,932	Net cash provided by operating activities	2,706	1,730	4,638	3,100
	Investing activities:
(2,727)	- tangible assets	(2,069)	(2,406)	(4,796)	(4,847)
(104)	- intangible assets	(23)	(18)	(127)	(32)
(36)	- investments	(14)	(28)	(50)	(1,152)
(65)	- securities	(9)	(1,155)	(74)	(1,225)
(320)	- financing receivables	(64)	(338)	(384)	(624)
495	- change in payables in relation to investments and capitalized depreciation	48	103	543	31
(2,757)	Cash flow from investments	(2,131)	(3,842)	(4,888)	(7,849)
	Disposals:
557	- tangible assets	6	8	563	9
	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of		11		(415)
	- investments	61	127	61	468
	- securities	25		25	7
215	- financing receivables	116	579	331	6,916
(300)	- change in receivables in relation to disposals	(6)	19	(306)	51
472	Cash flow from disposals	202	744	674	7,036
(2,285)	Net cash used in investing activities	(1,929)	(3,098)	(4,214)	(813)

GROUP CASH FLOW STATEMENT (continued)

IQ 17	(€ million)	IIQ 17	IIQ 16	IH 17	IH 16
753	Increase in long-term debt	2	1,892	755	2,103
(67)	Repayments of long-term debt	(202)	(120)	(269)	(1,969)
(536)	Increase (decrease) in short-term debt	372	108	(164)	(1,956)
150		172	1,880	322	(1,822)
	Dividends paid to Eni's shareholders	(1,440)	(1,440)	(1,440)	(1,440)
	Dividends paid to non-controlling interests	(3)	(4)	(3)	(4)
150	Net cash used in financing activities	(1,271)	436	(1,121)	(3,266)
5	Effect of change in consolidation (inclusion/exclusion of significant/insignificant subsidiaries)	2	(1)	7	(1)
	Effect of cash and cash equivalents relating to discontinued operations				889
(11)	Effect of exchange rate changes on cash and cash equivalents and other changes	(34)	3	(45)	(19)
(209)	Net cash flow for the period	(526)	(930)	(735)	(110)
5,674	Cash and cash equivalents - beginning of the period (excluding discontinued operations)	5,465	6,029	5,674	5,209
5,465	Cash and cash equivalents - end of the period (excluding discontinued operations)	4,939	5,099	4,939	5,099

(*) Net cash used in investing activities included investments and divestments (on net basis) in held-for-trading financial assets and other investments/divestments in certain short-term financial assets. Due to their nature and the circumstance that they are very liquid, these financial assets are netted against finance debt in determing net borrowings. Cash flows of such investments were as follows:

IQ 17		IIQ 17	IIQ 16	IH 17	IH 16
(160)	Net cash flow from financing activities	56	(788)	(104)	5,199

SUPPLEMENTAL INFORMATION

IQ 17	(€ million)	IIQ 17	IIQ 16	IH 17	IH 16
	Effect of disposals of consolidated subsidiaries and businesses
	Current assets		7		6,500
	Non-current assets		9		8,550
	Net borrowings		(2)		(5,392)
	Current and non-current liabilities		(7)		(6,310)
	Net effect of disposals		7		3,348
	Reclassification of exchange rate differences included in other comprehensive income
	Current value of residual interests following the loss of control				(1,006)
	Gains (losses) on disposal		5		5
	Non-controlling interest				(1,872)
	Selling price		12		475
	less:
	Cash and cash equivalents disposed of		(1)		(890)
	Cash flow on disposals		11		(415)

Capital expenditure

IQ 17	(€ million)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
2,771	Exploration & Production	1,983	2,326	(14.7)	4,754	4,623	2.8
	- acquisition of proved and unproved properties					2
65	- g&g costs	74	59	25.4	139	114	21.9
199	- exploration	85	80	6.3	284	170	67.1
2,495	- development	1,814	2,171	(16.4)	4,309	4,293	0.4
12	- other expenditure	10	16	(37.5)	22	44	(50.0)
19	Gas & Power	30	22	36.4	49	44	11.4
100	Refining & Marketing and Chemicals	151	127	18.9	251	212	18.4
68	- Refining & Marketing	111	91	22.0	179	140	27.9
32	- Chemicals	40	36	11.1	72	72
7	Corporate and other activities	9	11	(18.2)	16	20	(20.0)
(1)	Impact of unrealized intragroup profit elimination	(7)	(3)		(8)	94
2,896	Capital expenditure - continuing operations	2,166	2,483	(12.8)	5,062	4,993	1.4
65	Cash out in net cash flow from operating activities	74	59	25.4	139	114	21.9
2,831	Cash out in net cash flow from investment activities	2,092	2,424	(13.7)	4,923	4,879	0.9

In the first half of 2017, capital expenditure amounted to €4,923 million (€4,879 million in the first half of 2016) and mainly related to:

- development activities (€4,309 million) deployed mainly in Egypt, Ghana, Angola, Congo, Iraq and Indonesia; exploration activities (€284 million) concerned mainly Cyprus, Norway, Libya, Egypt and Mexico;

- refining activity in Italy and outside Italy (€141 million) aimed at assets integrity, as well as initiatives in the field of health, security and environment; marketing activity, mainly regulation compliance and stay in business initiatives in the refined product retail network in Italy and in the Rest of Europe (€38 million);

- initiatives relating to gas marketing (€34 million) as well as initiatives to improve flexibility and upgrade combined-cycle power plants (€14 million).

Cash-outs comprised in net cash from operating activities (€139 million) relate to geological and geophysical studies as part of the exploration activities, which are charged to expenses.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION
IQ 17			IIQ 17	IIQ 16	IH 17	IH 16
1,795	Production of oil and natural gas (a) (b)	(kboe/d)	1,771	1,715	1,783	1,734
154	Italy		100	96	127	125
202	Rest of Europe		218	188	210	189
707	North Africa		679	651	692	634
302	Sub-Saharan Africa		345	350	324	346
142	Kazakhstan		136	90	139	104
93	Rest of Asia		108	141	101	136
172	America		164	174	168	176
23	Australia and Oceania		21	25	22	24
151.3	Production sold (a)	(mmboe)	149.7	147.5	301.0	299.0

PRODUCTION OF LIQUIDS BY REGION
IQ 17			IIQ 17	IIQ 16	IH 17	IH 16
832	Production of liquids (a)	(kbbl/d)	827	852	830	871
65	Italy		27	19	46	40
107	Rest of Europe		123	99	116	94
225	North Africa		214	248	219	246
215	Sub-Saharan Africa		239	259	227	260
87	Kazakhstan		86	49	86	58
51	Rest of Asia		62	92	57	86
79	America		74	83	76	84
3	Australia and Oceania		2	3	3	3

PRODUCTION OF NATURAL GAS BY REGION
IQ 17			IIQ 17	IIQ 16	IH 17	IH 16
5,254	Production of natural gas (a) (b)	(mmcf/d)	5,152	4,709	5,203	4,713
484	Italy		399	417	441	464
513	Rest of Europe		515	486	514	517
2,629	North Africa		2,536	2,200	2,583	2,115
479	Sub-Saharan Africa		581	498	530	475
302	Kazakhstan		277	220	289	250
226	Rest of Asia		249	271	238	275
509	America		495	496	502	499
112	Australia and Oceania		100	121	106	118

(a) Includes Eni’s share of production of equity-accounted entities.

(b) Includes volumes of gas consumed in operation (526 and 467 mmcf/d in the second quarter 2017 and 2016, respectively, 501 mmcf/d and 447 mmcf/d in the first half 2017 and 2016, respectively, and 476 mmcf/d in the first quarter 2017).

Gas & Power

Natural gas sales by market

IQ 17	(bcm)	IIQ 17	IIQ 16	% Ch.	IH 17	IH 16	% Ch.
10.38	ITALY	9.50	8.63	10.1	19.88	19.42	2.4
2.96	- Wholesalers	2.12	1.73	22.5	5.08	3.99	27.3
1.77	- Italian exchange for gas and spot markets	3.98	3.50	13.7	5.75	6.40	(10.2)
1.14	- Industries	1.15	1.15		2.29	2.29
0.36	- Medium-sized enterprises and services	0.16	0.35	(54.3)	0.52	1.01	(48.5)
0.22	- Power generation	0.31	0.09	..	0.53	0.30	76.7
2.34	- Residential	0.38	0.50	(24.0)	2.72	2.59	5.0
1.59	- Own consumption	1.40	1.31	6.9	2.99	2.84	5.3
12.90	INTERNATIONAL SALES	9.13	11.85	(23.0)	22.03	24.35	(9.5)
11.53	Rest of Europe	8.23	10.55	(22.0)	19.76	21.66	(8.8)
1.04	- Importers in Italy	0.89	0.99	(10.1)	1.93	2.12	(9.0)
10.49	- European markets	7.34	9.56	(23.2)	17.83	19.54	(8.8)
1.25	Iberian Peninsula	1.26	1.07	17.8	2.51	2.45	2.4
1.99	Germany/Austria	1.52	2.81	(45.9)	3.51	4.18	(16.0)
1.57	Benelux	1.18	2.10	(43.8)	2.75	4.04	(31.9)
	Hungary		0.14	..		0.87	..
0.68	UK	0.57	0.35	62.9	1.25	0.72	73.6
2.18	Turkey	1.63	1.39	17.3	3.81	2.98	27.9
2.52	France	1.05	1.68	(37.5)	3.57	3.91	(8.7)
0.30	Other	0.13	0.02	..	0.43	0.39	10.3
1.37	Rest of World	0.90	1.30	(30.8)	2.27	2.69	(15.6)
23.28	WORLDWIDE GAS SALES	18.63	20.48	(9.0)	41.91	43.77	(4.2)

Eni's Board of Directors establishes an Advisory Board of international energy experts

San Donato Milanese (Milan), 28 July 2017 – Eni's Board of Directors has established an Advisory Board, following the decision of April 13.

The Advisory Board will be chaired by Director Fabrizio Pagani and composed of leading international experts:

• Ian Bremmer - President and founder of the Eurasia Group think tank, which focuses on geopolitical issues;

• Christiana Figueres – UNFCCC Executive Secretary from 2010 to 2016, the main promoter of the Paris climate agreement and one of the top experts on environmental issues; Founder of the "Mission 2020" initiative;

• Philip Lambert - CEO of the English company Lambert Energy Advisory specializing in strategic analysis and M&A operations in the Energy sector;

• Davide Tabarelli - President and founder of Nomisma Energia, an Italian research firm on energy issues.

The Advisory Board will analyze the main geopolitical, technological and economic trends, including issues related to the decarbonisation process for the Board and Eni’s CEO.

Director Fabrizio Pagani, Chairman of the Advisory board, commented: “We are very pleased to have attracted high-level experts with different backgrounds and skills: we will immediately start to work. This is an important enhancement for Eni, as an Italian company and global leader."

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com